Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

(1) INSIDE INFORMATION

- UPSIZING OF SHARE REPURCHASE PROGRAM,

(2) DATE OF BOARD MEETING

AND PROPOSED DECLARATION OF SPECIAL DIVIDEND

New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901) today announced that (i) its board of directors (the “Board”) has approved the upsizing of its share repurchase program and (ii) the meeting of the Board (the “Board Meeting”) will be held on August 19, 2024 for the consideration of the proposed declaration of special dividend (the “Special Dividend”).

UPSIZING OF SHARE REPURCHASE PROGRAM

The following information made by the Company is, or may be considered, inside information. Accordingly, the following information is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

As previously disclosed, the Company launched a share repurchase program (the “Share Repurchase Program”) in July 2022, whereby the Company was authorized to repurchase up to US$400 million of the Company’s ADSs and/or common shares during the period from July 28, 2022 through May 31, 2023. The Share Repurchase Program was extended by two years through May 31, 2025. For details of the Share Repurchase Program, please refer to the announcement of the Company dated July 31, 2024. As of the date of this announcement, the Company had repurchased approximately US$330.3 million worth of its ADSs under the Share Repurchase Program.

The Board has approved an adjustment to the Share Repurchase Program, pursuant to which the aggregate value of shares that the Company is authorized to repurchase under the Share Repurchase Program is increased from US$400 million to US$700 million. The upsized Share Repurchase Program is effective through May 31, 2025.

The repurchases may be effected from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Board will review the Share Repurchase Program periodically, and may further authorize adjustment of its terms and size.

DATE OF BOARD MEETING AND PROPOSED DECLARATION OF SPECIAL DIVIDEND

The Board Meeting will be held on August 19, 2024 for the consideration of the proposed declaration of the Special Dividend.

Subject to the approval at the Board Meeting, the Company will make a further announcement after the Board Meeting to set out the details of the Special Dividend.

As the proposed Special Dividend may or may not be approved by the Board at the Board Meeting, shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, August 6, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only

2